
03025164

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K
ANNUAL REPORT

(Mark One)

X ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO-FEE REQUIRED]

For the fiscal year ended December 31, 2001

OR

TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the transition period from to
Commission file number

CITY NATIONAL CORPORATION PROFIT SHARING PLAN
400 North Roxbury Drive, Sixth Floor
Beverly Hills, California 90210
(Full title of the plan and the address of the plan)

PROCESSED
JUL 01 2003
THOMSON FINANCIAL

CITY NATIONAL CORPORATION
400 North Roxbury Drive
Beverly Hills, California 90210
(Name of issuer of the securities held pursuant to the plan and the address of its principal executive office)


SEC MAIL PROCESSING
RECEIVED
JUN 30 2003
WASH. D.C.
SECTION

REQUIRED INFORMATION

Item 1. Not Applicable

Item 2. Not Applicable

Item 3. Not Applicable

Item 4. In lieu of the requirements of Items 1-3 above, plan financial statements and schedules prepared in accordance with the financial reporting requirements of ERISA are attached as Exhibit 2.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

City National Corporation Profit Sharing Plan

By: City National Bank, Trustee

Date: June 27, 2003

By: [signature]
Michael Nunnelee, Senior Vice President

Index to Exhibits

Exhibit No.	Exhibit	Page No.
1.	Consent of KPMG LLP	3.
2.	Plan financial statements and schedules prepared in accordance with the financial reporting requirements of ERISA	4.
99.	Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002	15.



355 South Grand Avenue
Suite 2000
Los Angeles, CA 90071-1568

Independent Auditors' Consent

The Board of Directors
City National Corporation:

We consent to incorporation by reference in the Registration Statement (No. 33-56632) dated December 30, 1992, on Form S-8 of City National Corporation and the City National Corporation Profit Sharing Plan of our report dated May 23, 2003, relating to the statements of net assets available for benefits as of December 31, 2002 and 2001 and the related statements of changes in net assets available for benefits for the years then ended and all related schedules, which report appears in the December 31, 2002 annual report on Form 11-K of the City National Corporation Profit Sharing Plan.

KPMG LLP

Los Angeles, California
June 25, 2003





CITY NATIONAL CORPORATION
PROFIT SHARING PLAN

Financial Statements and Supplemental Schedule

December 31, 2002 and 2001

(With Independent Auditors' Report Thereon)

CITY NATIONAL CORPORATION
PROFIT SHARING PLAN

Index

All other schedules are omitted because they are not required or applicable pursuant to ERISA and Department of Labor regulations.



355 South Grand Avenue
Suite 2000
Los Angeles, CA 90071-1568

Independent Auditors' Report

The Profit Sharing Committee
City National Corporation Profit Sharing Plan:

We have audited the accompanying statements of net assets available for benefits of the City National Corporation Profit Sharing Plan (the Plan) as of December 31, 2002 and 2001, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2002 and 2001, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule, Schedule H, Line 4i – Schedule of Assets (Held at End of Year), is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

KPMG LLP

Los Angeles, California
May 23, 2003



CITY NATIONAL CORPORATION
PROFIT SHARING PLAN

Statements of Net Assets Available for Benefits

December 31, 2002 and 2001

	2002	2001
Investments at fair value:		
Cash and cash equivalents	$ 15,520,360	11,744,203
Mutual funds	74,568,116	74,474,994
Common stock	44,970,280	47,325,898
Preferred stock	—	12,540
Government and agency securities	67,078	114,013
Corporate debt	105,416	—
Participant loans	4,279,245	3,748,079
Total investments	139,510,495	137,419,727
Receivables:		
Employer contribution	10,727,229	9,415,760
Accrued interest	9,798	1,336
Accrued dividends	—	12,827
Total receivables	10,737,027	9,429,923
Total assets	150,247,522	146,849,650
Net assets available for benefits	$ 150,247,522	146,849,650

See accompanying notes to financial statements.

CITY NATIONAL CORPORATION
PROFIT SHARING PLAN

Statements of Changes in Net Assets Available for Benefits

Years ended December 31, 2002 and 2001

	2002	2001
Additions (deletions) to net assets attributable to:		
Investment income (loss):		
Interest	$ 469,073	695,015
Dividends	779,007	631,909
Net depreciation in fair value of investments	(17,513,001)	(2,048,189)
Total investment loss	(16,264,921)	(721,265)
Contributions:		
Employer's	13,257,089	11,424,548
Participants'	13,075,558	11,531,808
Total contributions	26,332,647	22,956,356
Total additions	10,067,726	22,235,091
Deductions from net assets attributable to:		
Benefits paid to participants	6,589,446	9,514,954
Deemed distributions of loans	48,235	—
Administrative expenses	32,173	23,086
Total deductions	6,669,854	9,538,040
Increase in net assets	3,397,872	12,697,051
Net assets available for benefits:		
Beginning of the year	146,849,650	134,152,599
End of the year	$ 150,247,522	146,849,650

See accompanying notes to financial statements.

CITY NATIONAL CORPORATION
PROFIT SHARING PLAN

Notes to Financial Statements

December 31, 2002 and 2001

(1) Description of the Plan

The following description of the City National Corporation Profit Sharing Plan (the Plan) provides only general information. Participants should refer to the Plan agreement for a complete description of the Plan's provisions.

(a) General

The Plan is a defined contribution plan which provides retirement benefits for eligible employees of City National Corporation and its subsidiaries (the Company). The Plan is administered by the City National Corporation Benefits Committee (the Plan Administrator), which is presently comprised of four officers of the Company and City National Bank, a subsidiary of the Company. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

(b) Contributions

Employees of the Company who are entitled to paid vacation time and have completed one hour of service are eligible to participate in the Plan as of their hire date. Company profit sharing contributions to the Plan are discretionary and are based on a percentage of the Company's consolidated net profits, as defined, reduced by matching contributions made for such Plan year and subject to certain limitations based on participant eligible compensation. Participants direct the investment of their contributions into various investment options offered by the Plan. Company contributions are invested at the participant's discretion in the same manner as the salary reduction contributions described below.

Participants can contribute, under a salary reduction agreement, up to 50% of their eligible compensation, as defined, but not to exceed the dollar amount allowed by law, which was $11,000 and $10,500 for 2002 and 2001, respectively. The Company matches contributions up to a maximum amount of 50% of the first 6% of covered compensation contributed to the Plan each payroll period. Participants may also contribute amounts representing distributions (rollovers) from other tax favored plans, and participants age 50 and over may make unmatched "catch-up" contributions in accordance with IRC regulations and limitations.

(c) Participant Accounts

Each participant account is credited with the participant's contributions, allocations of the Company's matching contribution and profit sharing contribution (if any) and earnings or losses. Earnings of the various funds are allocated to the participant balances according to the ratio that a participant's account balance or shares held in a given fund bears to the total of all account balances or shares held in the fund.

(Continued)

(d) ***Vesting***

Participant contributions and the Company's matching contributions are immediately fully vested. A participant shall become fully vested in his or her entire accrued benefit upon normal retirement, total disability, or death (as defined by the Plan). The Company's profit sharing discretionary contributions, for participants whose employment terminates prior to his or her normal retirement date for reasons other than total disability or death, shall vest in accordance with the following schedule:

Years of service	Vested percentage
Less than 2 years	—%
2	25
3	50
4	75
5 or more	100

Any nonvested amounts in a terminated participant's account will be forfeited in accordance with plan provisions and used in the following sequence: first, to reduce matching contributions in the year that the forfeiture first becomes available; second, to restore previously forfeited account balances, if any; and third, to reduce matching contributions in the following year. At December 31, 2002 and 2001, forfeited nonvested accounts totaled $361,434 and $525,066, respectively. During 2002 and 2001, $359,290 and $504,074, respectively, were used to offset matching contributions. The remainder was used to restore previously forfeited participant account balances and to offset the following year's matching contribution in accordance with the provisions of the Plan.

(e) ***Benefit Payments***

A participant may receive a distribution of his or her entire vested accrued benefit only upon the participant's termination of employment. While employed, a participant may receive a distribution of his or her rollover account and employee contribution deferrals for reason of financial hardship, in accordance with Plan provisions. Withdrawal of previously contributed employee after-tax contributions is also permitted in accordance with Plan provisions.

For distributions other than for financial hardship or on account of withdrawal of employee after-tax contributions, the method of payment shall be based on the participant's election and may be made in one or a combination of the following methods: a single lump sum; installments (if eligible as defined by the Plan); or direct transfer to an Individual Retirement Account (IRA) or tax favored plan that accepts the transfer. Distribution shall be made in cash or in-kind, in accordance with the participant's election and plan provisions.

(f) *Participant Loans*

Loans to participants may be made, at the discretion of the Plan's administrator, in an amount not less than $1,000 and not to exceed the lesser of $50,000 reduced by the highest outstanding balance during the previous 12 months or 50% of the participant's vested account balances. Participants may only have one loan outstanding at a time. Such loans are collateralized by the participant's vested balance in the Plan and bear the prevailing interest rate used by lending institutions for loans made under similar circumstances. The terms of these loans cannot exceed five years except that if the loan is used to purchase the principal residence of the participant, the loan term may be extended for up to a period of fifteen (15) years. Principal and interest are paid ratably through bi-monthly payroll deductions.

(g) *Plan Termination*

The Company has not expressed any intent to terminate the Plan; however, it may do so at any time, subject to the provisions of ERISA. In the event of Plan termination, participants automatically become fully vested in their accrued benefits

(h) *Plan Amendments*

The Plan was amended effective January 1, 2002 to increase the maximum amount participants may contribute from 15% to 50% of his or her compensation as defined by the Plan, and to allow "catch-up" contributions, in accordance with Internal Revenue Code (IRC) regulations, for participants age 50 and over.

(2) Significant Accounting Policies

(a) *Basis of Accounting*

The financial statements of the Plan have been prepared on the accrual basis of accounting.

(b) *Use of Estimates*

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities in the statements of net assets available for benefits and the additions and deductions in the statements of changes in net assets available for benefits, as well as the disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

(c) *Investments*

Publicly traded securities are carried at fair value based on the published market quotations. The Plan's investment in the CNI Charter Funds Prime Money Market Fund and participant loans are valued at cost, which approximates fair value. Purchases and sales of investments are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date.

(Continued)

(d) *Payment of Participant Benefits*

Participant benefits are recorded when paid.

(e) *Administrative Expenses*

Administrative expenses of the Plan are paid by the Company, except for loan and Individually Directed Account (IDA) fees which are charged to the applicable participant accounts. City National Investments, the Plan's trustee, charges a fee for processing loan applications and IDA transactions.

(f) *Risks and Uncertainties*

The Plan provides for various investment options in money market funds, mutual funds, common stocks, corporate debt, and government securities. Investment securities are exposed to various risks such as interest rate, market, and credit. Due to the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in the various risk factors, in the near term, could materially affect participants' account balances and the amounts reported in the financial statements.

(g) *Concentration of Credit Risk*

Investment in the common stock of City National Corporation comprises approximately 30% and 32% of the Plan's investments as of December 31, 2002 and 2001, respectively.

(3) Investments

The following table presents the fair value of investments as of December 31, 2002 and 2001, with individual investments representing 5% or more of the Plan's assets available for benefits separately identified:

Investment		2002		2001	
City National Corporation Common Stock	$	42,385,245		44,657,654	
CNI Charter Funds Prime Money Market Fund		15,028,967		11,415,264	
Dreyfus S&P 500 Index Fund # 078		12,807,045		12,942,424	
Dreyfus Premier Core Bond Fund A # 031		11,090,322		9,970,577	
Credit Suisse Cap Appreciation Fd		9,703,014		—	*
Dreyfus Emerging Leaders Fund # 259		8,231,819		9,058,708	
AIM Weingarten Fund		—	*	11,078,023	
All other investments less than 5%		40,264,083		38,297,077	
Total	$	139,510,495		137,419,727	

* Less than 5%.

During 2002 and 2001, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) on mutual funds, common and preferred stock, and government and agency securities depreciated in value by $17,513,001 and $2,048,189, respectively.

(Continued)

(4) Party-in-Interest Transactions

Certain Plan investments are shares of CNI Charter Funds managed by City National Asset Management, Inc. (CNAM) and shares of common stock of City National Corporation. CNAM is a wholly owned subsidiary of City National Bank, which is a subsidiary of City National Corporation (the plan sponsor as defined by the Plan) and, thus, these are party in interest transactions.

(5) Income Taxes

The Company received a favorable tax determination letter on April 16, 2003 from the Internal Revenue Service stating that the Plan is qualified under IRC Section 401(a) and that the Trust is exempt from federal income taxes under provisions of Section 501(a). The Plan administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

Schedule 1

CITY NATIONAL CORPORATION
PROFIT SHARING PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2002

Identity of issuer, borrower, lessor, or similar party	Description of investment, including maturity date, rate of interest, collateral, par, or maturity value		Current value
Cash and cash equivalents:			
Principal cash*	Principal cash, no shares	$	491,393
CNI Charter Funds*	CNI Charter Funds Prime Money Market Fund, 15,028,967 shares		15,028,967
Total cash and cash equivalents			15,520,360
Mutual funds:			
AIM	AIM Global Income A # 1583, 574,342 shares		4,881,905
AIM	AIM Intermediate Government A # 1560, 577,324 shares		5,496,123
AIM	AIM Value C # 3505, 4,624 shares		32,689
Alger	Alger Cap Apprec Instl Port, 1,779 shares		15,011
American Century	American Century International Growth Fund Inv. CL # 41, 793,084 shares		5,059,877
American Investment	American Investment Co of America FD B, 1,708 shares		39,981
Clipper	Clipper Fund, 743 shares		56,284
CNI Charter Funds*	CNI Charter Funds Corp Bond Fd-Instl # 255, 5,246 shares		56,078
CNI Charter Funds*	CNI Charter Funds Govt Bd Fd-Instl # 256, 6,375 shares		70,129
CNI Charter Funds*	CNI Charter Funds High Yld Bd Instl # 251, 1,651 shares		13,920
CNI Charter Funds*	CNI Charter Funds Lg Cap Val Eqty-Inst # 253, 5,116 shares		32,947
CNI Charter Funds*	CNI Charter Funds Lg Cap Gwth-Instl # 254, 5,334 shares		30,033
CNI Charter Funds*	CNI Charter Funds RCB Small Cap Vlu-Instl, 14,235 shares		241,431
CNI Charter Funds*	CNI Charter Funds Tech Growth Instl # 257, 6,416 shares		17,195
Credit Suisse	Credit Suisse Cap Appreciation Fd, 798,602 shares		9,703,014
Dodge & Cox	Dodge & Cox Balanced Fd # 146, 429 shares		26,067
Dreyfus	Dreyfus Emerging Leaders Fund #259, 296,535 shares		8,231,819
Dreyfus	Dreyfus Prem Balanced Invt Shs # 342, 17,675 shares		187,175
Dreyfus	Dreyfus Prem Emerg Mkts Fd Cl A # 327, 213,120 shares		2,363,505
Dreyfus	Dreyfus Prem Tech Grth Cl A # 255, 347 shares		5,234
Dreyfus	Dreyfus Premier Core Bond Fd A # 031, 769,627 shares		11,090,322
Dreyfus	Dreyfus S & P 500 Index Fd # 078, 500,275 shares		12,807,045
Dreyfus	Dreyfus/Laurel Premier Core Value A, 300,002 shares		6,471,051
Fidelity	Fidelity Adv High Inc Adva Fd T # 165, 547,809 shares		4,020,916
Fidelity	Fidelity Advisor Technology Fd T192, 330,123 shares		3,264,915
Fidelity	Fidelity Select Electronics Port # 08, 373 shares		9,095
Fidelity	Fidelity Select Med Equip & Sys # 354, 354 shares		5,457
Fidelity	Fidelity Select Tech Port # 64, 17 shares		654
Firsthand Technology	Firsthand Technology Value Fund # 1037, 211 shares		3,819
Ishares Inc.	Ishares GS$ Investop Corp Bond Fd, 25 shares		2,742
Ishares Inc.	Ishares Inc. MSCI Netherlands Index, 2000 shares		26,420
Ishares Inc.	Ishares Lehman 7-10 Yr Tres Bond Fd, 100 shares		8,615
Janus	Janus Worldwide Fund #41, 219 shares		7,028
Meridian	Meridian Value Fund # 076, 337 shares		9,477
Merrill Lynch	Merrill Lynch Small Cap Value Fd-C, 1,178 shares		19,232
NASDAQ	NASDAQ-100 shares, 1,251 shares		30,487
Oakmark	Oakmark Equity & Income Fd # 810, 1,083 shares		19,480
PBHG	PBHG Tech & Comm Fund # 536, 213 shares		1,589
PIMCO	PIMCO Rcm Global Healthcare Fd Cl D, 335 shares		5,049
PIMCO	PIMCO Rcm Global Technology Fd D, 167 shares		2,999
RS	RS Emerging Growth Fund-A # 252, 378 shares		7,231
Rydex	Rydex OTC Fd # 18, 603 shares		4,094
S&P	S&P 400 Mid-Cap Dep Rcpt (Spdr), 100 shares		7,865
S&P	S&P 500 Dep Rcpt (Spdr), 100 shares		8,823

(Continued)

CITY NATIONAL CORPORATION
PROFIT SHARING PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2002

Identity of issuer, borrower, lessor, or similar party	Description of investment, including maturity date, rate of interest, collateral, par or maturity value		Current value
Mutual funds (continued):			
Salomon Bros	Salomon Bros Capital Fd Cl 2, 2,857 shares	$	52,316
Seligman	Seligman Comm & Info A, 349 shares		5,638
Thai Fund	Thai Fund Inc Com, 500 shares		1,740
Van Kampen	Van Kampen Aggressive Grwth Fd C, 5,366 shares		44,803
Van Kampen	Van Kampen Emerging Growth Fund A # 16, 406 shares		11,466
Vanguard	Vanguard Health Care FD # 52, 154 shares		14,812
Vanguard	Vanguard Index 500 Trust Fund # 040, 282 shares		22,894
Vanguard	Vanguard Primecap Fund # 059, 284 shares		10,978
Miscellaneous	Other assets		8,647
Total mutual funds			74,568,116
Common stocks:			
ADC Telecom Inc	ADC Telecom Inc Com, 1,000 shares		2,090
Adelphia Business Solutions Inc Cl A	Adelphia Business Solutions Inc Cl A, 150 shares		3
Advanced Micro Devices Inc	Advanced Micro Devices Inc Com, 1,106 shares		7,145
Advent Software Inc	Advent Software Inc Com, 50 shares		682
Aegon N V Spons Adr	Aegon N V Spons Adr, 500 shares		6,415
AES Corp	AES Corp Com, 3,022 shares		9,126
Agere Systems Inc Cl A	Agere Systems Inc Cl A, 3,816 shares		5,350
Agilent Technologies Inc	Agilent Technologies Inc Com, 11 shares		198
Akamai Tech Inc	Akamai Tech Inc Com, 100 shares		173
Albertsons Inc	Albertsons Inc Com, 700 shares		15,582
Allscripts Healthcare Solutions	Allscripts Healthcare Solutions Com, 100 shares		239
Amdocs Ltd Ord	Amdocs Ltd Ord, 100 shares		982
Amer Elec Pwr Inc	Amer Elec Pwr Inc Com, 350 shares		9,566
America Online Latin Amer Inc Cl A	America Online Latin Amer Inc Cl A, 1,500 shares		555
American Express Co	American Express Co Com, 633 shares		22,377
Amerisourcebergen Corp	Amerisourcebergen Corp Com, 120 shares		6,517
AMF Bowling Inc	AMF Bowling Inc Com, 7,000 shares		140
Amgen Inc	Amgen Inc Com, 761 shares		36,787
Amylin Pharm Inc	Amylin Pharm Inc Com, 500 shares		8,070
Antex Biologics Inc	Antex Biologics Inc Com New, 100 shares		54
AOL Time Warner Inc	AOL Time Warner Inc Com, 1,688 shares		22,113
Applebees Intl Inc	Applebees Intl Inc Com, 160 shares		3,711
Applied Matls Inc	Applied Matls Inc Com, 750 shares		9,773
Apria Healthcare Group Inc	Apria Healthcare Group Inc Com, 250 shares		5,560
Aquila Inc Del	Aquila Inc Del New Com, 6,018 shares		10,652
Aradign Corp	Aradign Corp Com, 250 shares		405
Ariba Inc.	Ariba Inc Com, 50 shares		124
Arris Group Inc	Arris Group Inc Com, 2,000 shares		7,140
Artemis Intl. Solutions Corp.	Artemis Intl. Solutions Corp. Com, 15,000 shares		600
Artistdirect Inc	Artistdirect Inc Com New, 80 shares		172
AT&T Corp	AT&T Corp Com New, 60 shares		1,567
AT&T Wireless Svcs Inc	AT&T Wireless Svcs Inc Com, 1,742 shares		9,842
Australia & New Zealand Bkg Grp Adr	Australia & New Zealand Bkg Grp Adr, 90 shares		4,406
Avaya Inc	Avaya Inc Com, 36 shares		87
Aztar Corp	Aztar Corp Com, 400 shares		5,712
Bank One Corp	Bank One Corp Com, 400 shares		14,620
Beckman Coulter Inc	Beckman Coulter Inc Com, 510 shares		15,055
Berkshire Hathaway Inc Cl B	Berkshire Hathaway Inc Cl B Com, 69 shares		167,187
Biovail Corp	Biovail Corp Com Cdn, 250 shares		6,603
Boeing Co	Boeing Co Com, 77 shares		2,540
Broadvision Inc	Broadvision Inc Com New, 22 shares		75
Broadwing Inc	Broadwing Inc Com, 7,000 shares		24,640
Brocade Comm Sys Inc	Brocade Comm Sys Inc Com, 620 shares		2,567
Cadbury Schweppes	Cadbury Schweppes P L C Adr, 230 shares		5,890
Calpine Corp	Calpine Corp Com, 29,200 shares		95,192
Capital One Financial Corp	Capital One Financial Corp Com, 175 shares		5,201
Capstone Turbine Corp	Capstone Turbine Corp, 8,000 shares		7,200

(Continued)

CITY NATIONAL CORPORATION
PROFIT SHARING PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2002

Identity of issuer, borrower, lessor, or similar party	Description of investment, including maturity date, rate of interest, collateral, par, or maturity value		Current value
Common stock (continued):			
Captaris Inc	Captaris Inc Com, 2,000 shares	$	4,800
Cardiac Science Inc	Cardiac Science Inc Com New, 1,750 shares		3,868
Cardinal Health Inc	Cardinal Health Inc Com, 100 shares		5,919
Celanese Ag Adr	Celanese Ag Adr, 700 shares		15,232
Celera Genomics Group - Appler	Celera Genomics Group - Appler Com, 200 shares		1,910
Cendant Corp	Cendant Corp Com, 200 shares		2,096
Cerner Corp	Cerner Corp Com, 180 shares		5,627
Charter Communications Inc	Charter Communications Inc Cl A, 7,500 shares		8,850
Check Point Softw Tech	Check Point Softw Tech Com, 10 shares		130
Chevrontexaco Corp	Chevrontexaco Corp Com, 200 shares		13,296
Cisco Sys Inc	Cisco Sys Inc Com, 3,496 shares		45,798
Citigroup Inc	Citigroup Inc Co, 672 shares		23,648
CMGI Inc	CMGI Inc Com, 100 shares		98
Coca Cola Bottling Co	Coca Cola Bottling Co Cons Com, 100 shares		6,451
Comcast Corp	Comcast Corp New Cl A, 485 shares		11,431
Comcast Corp	Comcast Corp New Special Cl A, 100 shares		2,259
Computer Assoc Intl	Computer Assoc Intl Inc Com, 6,000 shares		81,000
Computer Motion Inc	Computer Motion Inc Com, 8,700 shares		8,961
Conexant Sys Inc	Conexant Sys Inc Com, 4,000 shares		6,440
Conocophillips	Conocophillips Com, 2,000 shares		96,780
Coors Adolph Co	Coors Adolph Co Cl B, 50 shares		3,063
Corning Inc	Corning Inc Com, 10,600 shares		35,086
Curis Inc	Curis Inc Com, 500 shares		515
Cytogen Corp	Cytogen Corp Com New, 300 shares		975
Datastream Systems Inc	Datastream Systems Inc Com, 200 shares		1,280
Dave & Busters Inc	Dave & Busters Inc Com, 500 shares		4,325
Dell Computer Corp	Dell Computer Corp Com, 220 shares		5,883
Diageo PLC	Diageo PLC Spons Adr, 135 shares		5,913
Dollar Tree Stores Inc	Dollar Tree Stores Inc Com, 320 shares		7,862
Dow Chemical Co	Dow Chemical Co Com, 250 shares		7,425
Dun & Bradstreet Corp	Dun & Bradstreet Corp Del New Com, 400 shares		13,796
Dynegy Inc	Dynegy Inc New Cl A, 4,000 shares		4,720
E Digital Corp	E Digital Corp Com, 2,500 shares		475
Eagle Broadband Inc	Eagle Broadband Inc Com, 800 shares		224
El Paso Corp	El Paso Corp Com, 2,520 shares		17,539
Electronic Arts Inc	Electronic Arts Inc Com, 50 shares		2,489
EMC Corp	EMC Corp Mass Com, 4,700 shares		28,858
Emcore Corp	Emcore Corp Com, 150 shares		329
Emulex Corp	Emulex Corp Com, 200 shares		3,710
Eni S P A	Eni S P A Spons Adr, 100 shares		7,849
Equifax Inc	Equifax Inc Com, 550 shares		12,727
Ericsson (LM) Telefonak	Ericsson (LM) Telefonak Spons Adr, 50 shares		337
Ess Technology Inc	Ess Technology Inc Com, 2,000 shares		12,580
Exelon Corp	Exelon Corp Com, 80 shares		4,222
Exxon Mobil Corp	Exxon Mobil Corp Com, 50 shares		1,747
Fairfax Financial Hldgs Ltd	Fairfax Financial Hldgs Ltd Cdn Com, 250 shares		19,253
Fiserv Inc	Fiserv Inc Com, 350 shares		11,883
Gasco Energy Inc	Gasco Energy Inc Com, 7,500 shares		5,175
Gateway Inc	Gateway Inc Com, 60 shares		188
Genentech Inc	Genentech Inc Com, 240 shares		7,958
General Dynamics Corp	General Dynamics Corp Com, 50 shares		3,969
General Electric Co	General Electric Co Com, 3,450 shares		84,008
General Motors Corp	General Motors Corp Cl H New, 1,457 shares		15,590
Genta Inc	Genta Inc Com, 3,000 shares		23,070
Glenayre Techs Inc	Glenayre Techs Inc Com, 600 shares		684
Global Crossing Ltd	Global Crossing Ltd Com, 5,600 shares		99
Globalstar Telecomm Ltd	Globalstar Telecomm Ltd, 15,000 shares		780
Golden West Finl	Golden West Finl Del Com, 200 shares		14,362

(Continued)

Schedule 1-4

CITY NATIONAL CORPORATION
PROFIT SHARING PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2002

Identity of issuer, borrower, lessor, or similar party	Description of investment, including maturity date, rate of interest, collateral, par, or maturity value		Current value
Common stock (continued):			
Graftech Intl Ltd	Graftech Intl Ltd Com, 900 shares	$	5,364
Handspring Inc	Handspring Inc Com, 225 shares		214
Hartford Financial Services	Hartford Financial Services Com, 16 shares		727
HCA Inc	HCA Inc Com, 31 shares		1,287
Hewlett Packard Co	Hewlett Packard Co Com, 60 shares		1,042
Hollywood Entertainment Corp	Hollywood Entertainment Corp Com, 3,200 shares		48,320
Home Depot Inc	Home Depot Inc Com, 770 shares		18,495
Human Genome Sciences Inc	Human Genome Sciences Inc Com, 60 shares		529
IDEC Pharmaceuticals Corp	IDEC Pharmaceuticals Corp Com, 30 shares		995
IHOP Corp	IHOP Corp Com, 600 shares		14,400
Imaging Diagnostic Sys Inc	Imaging Diagnostic Sys Inc Com, 1,000 shares		203
Immunogen Inc	Immunogen Inc Com, 1,175 shares		3,643
IMS Health Inc	IMS Health Inc Com, 800 shares		12,800
Incyte Corp	Incyte Corp Com, 750 shares		3,420
Infospace Inc	Infospace Inc Com New, 3,000 shares		25,347
Inhale Therapeutic Sys	Inhale Therapeutic Sys Com, 213 shares		1,721
Inktomi Corp	Inktomi Corp Com, 500 shares		800
Intel Corp	Intel Corp Com, 1,948 shares		30,331
Interwoven Inc	Interwoven Inc Com, 875 shares		2,275
Intl Business Machines Corp	Intl Business Machines Corp Com, 22 shares		1,705
ITT Industries Inc	ITT Industries Inc Com, 100 shares		6,069
J P Morgan Chase & Co	J P Morgan Chase & Co Com New, 600 shares		14,400
JDS Uniphase Corp	JDS Uniphase Corp Com, 1,216 shares		3,004
Johnson & Johnson	Johnson & Johnson Com, 358 shares		19,228
Kimberly Clark Corp	Kimberly Clark Corp Com, 450 shares		21,362
Koninklijke Philips Elec	Koninklijke Philips Elec SA Spon Adr, 670 shares		11,846
Lam Resh Corp	Lam Resh Corp Com, 1,000 shares		10,800
Lattice Semiconductor Corp	Lattice Semiconductor Corp Com, 30 shares		263
Littelfuse Inc	Littelfuse Inc Com, 800 shares		13,488
London Pac Group Ltd	Londom Pac Group Ltd SP Adr *RCVRSHP, 5 shares		4
LSI Logic Corp	LSI Logic Corp Com, 13,100 shares		75,587
Lucent Technologies Inc	Lucent Technologies Inc Com, 29,875 shares		37,642
Markel Corp	Markel Corp Com, 40 shares		8,220
MBNA Corp	MBNA Corp Com, 565 shares		10,746
MCData Corp	MCData Corp Cl A, 4 shares		28
MCKesson Corp	MCKesson Corp Com, 200 shares		5,406
Medtronic Inc	Medtronic Inc Com, 50 shares		2,280
Merck & Co Inc	Merck & Co Inc Com, 250 shares		14,153
Meridian Resource Corp	Meridian Resource Corp Com, 5,000 shares		4,500
Merrill Lynch & Co	Merrill Lynch & Co Com, 18 shares		683
MGIC Invt Corp	MGIC Invt Corp Wis Com, 210 shares		8,673
Micron Technology Inc	Micron Technology Inc Com, 150 shares		1,461
Microsoft Corp	Microsoft Corp Com, 1,656 shares		85,616
Mirant Corp	Mirant Corp Com, 3,050 shares		5,704
Motorola Inc	Motorola Inc Com, 3,455 shares		29,885
MRV Communications Inc	MRV Communications Inc Com, 1,130 shares		1,209
Nastech Pharmaceutical Co	Nastech Pharmaceutical Co Inc Com, 465 shares		3,976
Natl Commerce Financial Corp	Natl Commerce Financial Corp Com, 220 shares		5,247
Network Appliance Inc	Network Appliance Inc Com, 200 shares		2,000
Nextel Comm Inc	Nextel Comm Inc -A, 460 shares		5,313
Nextel Partners Inc	Nextel Partners Inc Cl A, 1,100 shares		6,677
Nokia Corp	Nokia Corp SA Spons Adr, 1,240 shares		19,220
Nortel Networks Corp	Nortel Networks Corp New Com, 470 shares		756
Novell Inc	Novell Inc Com, 700 shares		2,338
OM Group Inc	OM Group Inc Com, 1,000 shares		6,880
Oracle Corp	Oracle Corp Com, 3,604 shares		38,923
Palm Inc	Palm Inc Com New, 54 shares		848
Patriot Scientific Corp	Patriot Scientific Corp Com, 5,000 shares		290
Peco II Inc	Peco II Inc Com, 25 shares		16

(Continued)

CITY NATIONAL CORPORATION
PROFIT SHARING PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2002

Identity of issuer, borrower, lessor, or similar party	Description of investment, including maturity date, rate of interest, collateral, par, or maturity value		Current value
Common stock (continued):			
Pep Boys Manny Moe & Jack	Pep Boys Manny Moe & Jack Com, 350 shares	$	4,060
Petrochina Co Ltd	Petrochina Co Ltd Spons Adr, 10 shares		201
Pfizer Inc	Pfizer Inc Com, 500 shares		15,285
Pharmacopeia Inc	Pharmacopeia Inc Com, 100 shares		892
Philip Morris Cos Inc	Philip Morris Cos Inc Com "Old", 450 shares		18,238
Pinnacor	Pinnacor Com, 150 shares		183
Posco	Posco Spons Adr, 310 shares		7,666
Powerwave Technologies Inc	Powerwave Technologies Inc Com, 1,545 shares		8,343
Praecis Pharmaceuticals Inc	Praecis Pharmaceuticals Inc Com, 200 shares		650
Providian Finl Corp	Providian Finl Corp Com, 2,000 shares		12,980
Proxim Corp	Proxim Corp Cl A, 200 shares		174
Qualcomm Inc	Qualcomm Inc Com, 209 shares		7,605
Qwest Comm Intl Inc	Qwest Comm Intl Inc Com, 18,500 shares		92,500
Rambus Inc	Rambus Inc Com, 4,100 shares		671
Raytheon Co	Raytheon Co Com New, 100 shares		3,075
Redback Networks Inc	Redback Networks Inc Com, 3,000 shares		2,520
Ribozyme Pharmaceuticals Inc	Ribozyme Pharmaceuticals Inc Com, 200 shares		48
Rite Aid Corp	Rite Aid Corp Com, 4,500 shares		11,025
Royal Dutch Petro	Royal Dutch Petro N Y SHS, 140 shares		6,163
Safeway Inc	Safeway Inc Com, 1,000 shares		23,360
Sapient Corp	Sapient Corp Com, 715 shares		1,466
SBC Communications Inc	SBC Communications Inc Com, 1,000 shares		27,110
SBS Broadcasting	SBS Broadcasting SA Ord US$, 800 shares		11,617
Sealed Air Corp	Sealed Air Corp Com, 660 shares		24,618
Semotus Solutions Inc	Semotus Solutions Inc Com, 1,000 shares		110
ServiceMaster Co	ServiceMaster Co Com, 1,200 shares		13,320
Serviceware Technologies Inc	Serviceware Technologies Inc Com, 600 shares		360
Sherwin Williams Co	Sherwin Williams Co Com, 350 shares		9,887
Siebel Sys Inc	Siebel Sys Inc Com, 300 shares		2,220
Skechers U S A Inc	Skechers U S A Inc Cl A, 300 shares		2,547
Skyworks Solutions Inc	Skyworks Solutions Inc Com, 1,404 shares		12,102
Sonus Networks Inc	Sonus Networks Inc Com, 200 shares		200
Sonus Pharmaceuticals Inc	Sonus Pharmaceuticals Inc, 1,000 shares		2,120
Spectrasite Hldgs Inc	Spectrasite Hldgs Inc Com *Canceled, 10,000 shares		590
SPX Corp	SPX Corp Com, 100 shares		3,745
Starwood Hotels & Resorts World	Starwood Hotels & Resorts World Com, 38 shares		902
State Street Corp	State Street Corp Com, 220 shares		8,580
Status Wines Tuscany Inc	Status Wines Tuscany Inc Com, 3,000 shares		0
Stryker Corp	Stryker Corp Com, 90 shares		6,041
Sun Microsystems Inc	Sun Microsystems Inc Com, 3,650 shares		11,351
Target Corp	Target Corp Com, 200 shares		6,000
Telefonos De Mexico	Telefonos De Mexico S A Spons Adr, 400 shares		12,792
Texas Instruments Inc	Texas Instruments Inc Com, 200 shares		3,002
Tiffany & Co	Tiffany & Co New Com, 50 shares		1,195
Time Warner Telecom Inc	Time Warner Telecom Inc Cl A, 4,800 shares		10,128
Titan Corp	Titan Corp Com, 100 shares		1,040
Titan Pharmaceuticals Inc	Titan Pharmaceuticals Inc Com, 900 shares		1,287
TMP Worldwide Inc	TMP Worldwide Inc Com, 15 shares		169
Transmeta Corp	Transmeta Corp Del Com, 100 shares		117
Travelers PPTY Casualty Corp	Travelers PPTY Casualty Corp Cl B, 9 shares		131
Travelers Property Casualty	Travelers Property Casualty Cl A, 4 shares		58
Tubos De Acero De Mexico	Tubos De Acero De Mexico S A Adr, 250 shares		2,392
Tyco Intl Ltd	Tyco Intl Ltd Com, 2,200 shares		37,576
UAL Corp	UAL Corp Com, 500 shares		715
Unilever PLC	Unilever PLC Spons Adr, 80 shares		4,937
Union Pac Corp	Union Pac Corp Com, 70 shares		4,191
United Technologies Corp	United Technologies Corp Com, 120 shares		7,433
US Bancorp Del	US Bancorp Del Com New, 100 shares		1,210

(Continued)

Schedule 1-6

CITY NATIONAL CORPORATION
PROFIT SHARING PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2002

Identity of issuer, borrower, lessor, or similar party	Description of investment, including maturity date, rate of interest, collateral, par, or maturity value		Current value
Common stock (continued):			
USA Interactive Com	USA Interactive Com, 100 shares	$	2,292
Vignette Corp	Vignette Corp Com, 1,000 shares		1,227
Vitesse Semiconductor Corp	Vitesse Semiconductor Corp Com, 6,600 shares		14,421
Wal-Mart Stores Inc	Wal-Mart Stores Inc Com, 360 shares		18,183
Walt Disney Company	Walt Disney Company Com, 4,211 shares		68,681
Webvan Group Inc	Webvanm Group Inc Com, 107 shares		0
Wells Fargo & Co	Wells Fargo & Co New Com, 200 shares		9,374
White Mountains Ins Group Inc	White Mountains Inc Group Inc Com, 50 shares		16,150
Williams Companies Inc	Williams Companies Inc, 11,900 shares		32,130
Worldcom Inc/Worldcom Group	Worldcom Inc/Worldcom Group Com, 28,076 shares		3,451
Worldcom/MCI Group	Worldcom/MCI Group Com New, 65 shares		8
Xcelera.com Inc	Xcelera.com Inc Com, 1,153 shares		726
Yahoo! Inc	Yahoo! Inc Com, 950 shares		15,532
Yum! Brands Inc	Yum! Brands Inc Com, 800 shares		19,376
			2,585,035
Employer Securities:			
City National Corp common stock*	City National Corp, 963,520 shares		42,385,245
Total common stocks			44,970,280
U.S. government securities:			
United States Treasury	US Treasury Note 4.875% 2/15/12, 30,000 shares		32,578
United States Treasury	US Treasury Note 6.125% 8/15/07, 30,000 shares		34,500
Total U.S. government securities			67,078
Corporate bonds:			
Associates Corp	Associates Corp N A 6.25% 11/1/08, 25,000 shares		27,559
Bank One Corp	Bank One Corp NT 6.000% 8/1/08, 30,000 shares		33,102
Dresdner Bank	Dresdner Bk N Y DEB 7.250% 9/15/15, 15,000 shares		16,342
First Union National Bank	First Un Natl Bk 7.125% 10/15/06, 25,000 shares		28,413
Total corporate bonds			105,416
Participant loans*	5.25% to 10.50%		4,279,245
		$	139,510,495

* Party in interest.

See accompanying independent auditors' report.

(Continued)

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350
AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of the City National Corporation Profit Sharing Plan (the "Plan") on Form 11-K for the period ended December 31, 2002 as filed with the Securities Exchange Commission (the "SEC") on or about the date hereof (the "Report"), we, Russell Goldsmith, Chief Executive Officer of City National Corporation (the "Company"), and Frank P. Pekny, Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that to the best of our knowledge, based on a review of the Report of the Plan, and except as corrected or supplemented in a subsequent report:

(1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Plan.



Date: June 26, 2003

RUSSELL GOLDSMITH
Chief Executive Officer



Date: June 26, 2003

FRANK P. PEKNY
Chief Financial Officer

A signed original of this written statement required by Section 906 has been provided to City National Corporation and will be retained by City National Corporation and furnished to the Securities and Exchange Commission upon request.

00116872;2
06/24/03